Mail Stop 4561

July 7, 2008

Edward O'Connor
President
Optionable, Inc.
465 Columbus Avenue
Valhalla, NY 10595

      Re: **Form 10-K for Fiscal Year Ended December 31, 2007**
              Forms 10-Q for Fiscal Quarters Ended March 31, 2008
              File No. 000-51837

Dear Mr. O'Connor:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

                              Sincerely,

                              Linda VanDoorn
                              Senior Assistant Chief Accountant